Form C

Cover Page

Name of issuer:

JMD Innovations, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: MD

Date of organization: 3/14/2018

Physical address of issuer:

9220 Pulaski Highway
Baltimore MD 21220

Website of issuer:

https://jbrds.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, excluding one investment of $250,000 which the intermediary will only charge 2.0%.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Class A Units of Membership Interest

Target number of securities to be offered:

1,100

Price:

$57.27273

Method for determining price:

Dividing pre-money valuation $6,300,000.30 (or $5,000,000.50 for investors in the first $255,000.03) by number of units outstanding on fully diluted basis. The number of target securities is determined by using the lower price per unit.

Target offering amount:

$50,000.01

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,234,993.71

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$98,342.00	$59,051.00
Cash & Cash Equivalents:	$41,829.00	$58,048.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$116,445.00	$93,695.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$54,053.00	$0.00
Cost of Goods Sold:	$30,545.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($283,459.00)	($74,347.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not

any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

JMD Innovations, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David Hirshfeld	Owner	Holabird Sports, LLC	2018
Sameel Osuri	SVP: Global Content Finance Transformation	Warner Bros. Discovery	2018
Dr. Jay LeBow	Podiatric Medicine & Surgery	Self Employed - Consultant	2018
F. Mike Gugat	CEO	JMD Innovations, LLC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
David Hirshfeld	COO and Treasurer	2018
Sameel Osuri	CFO	2018
Dr. Jay LeBow	Chief Innovation Officer and Head of Product	2018
F. Mike Gugat	CEO and Head of Marketing	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Hirshfeld	28500.0 Class B	28.5
Frederick M Gugat	28500.0 Class B	28.5
Dr. Jay LeBow	28500.0 Class B	28.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **The modern business landscape's susceptibility to global supply chain disruptions poses a significant risk, directly threatening inventory replenishment and potential sales.** Factors such as geopolitical issues, natural disasters, health crises, and cybersecurity threats can initiate cascading effects due to the interconnected nature of global commerce. Utilizing lean inventory practices, engaging in extended supply networks, and facing environmental challenges make us particularly vulnerable. These disruptions can lead to critical inventory shortfalls, unmet customer demand, and lost sales opportunities.
>
> **Navigating the challenge of securing qualified full-time talent in the realms of planning, paid, and earned media is pivotal to our strategic growth and operational efficiency.** The scarcity of skilled professionals, amplified by competitive market demands, necessitates a proactive and innovative approach. We recognize that our success hinges on our ability to attract, engage, and retain individuals proficient in these specialized fields, particularly in an era where media strategies are integral to business visibility and customer engagement.
>
> **Establishing a foothold in the wholesale sector is essential for our long-term business trajectory, presenting challenges in penetrating this competitive arena and ensuring capacity to meet surging demand.** The intricacies of balancing inventory levels to adequately fulfill wholesale orders without missing sales opportunities are critical to our expansion. This necessity becomes particularly pronounced as we strive to grow our market share and solidify our presence in the wholesale domain, ensuring we can consistently meet order commitments and support the persistent growth of the business.
>
> **We may not achieve our business financial projections.** The financial projections included in this disclosure document are based on assumptions that are not certain to occur. In all likelihood, the actual revenue and operating expenses of the Company will vary from those upon which the projections are based. Since events may not occur as assumed, the actual results achieved by the Company may vary materially and substantially from the projected results. The Company has provided the information and developed the assumptions incorporated in the included projections and believes the information is accurate and the assumptions reasonable. However, the Company gives no assurances that it will achieve the results set forth in the projections.
>
> **We have a limited operating history and a limited scope of business.** The Company is still in an early phase, and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, with low barriers to entry. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.
>
> **We operate in a competitive industry.** Competition is intense in the general footwear industry. Certain of our competitors are larger and have greater financial, marketing and technological resources than we do and others have successfully branded their trademarks as lifestyle brands, resulting in greater competitive advantages. Low barriers to entry into this industry further intensify competition by allowing new companies to easily enter the markets in which we compete. Some of our suppliers may even further compound these competitive pressures by allowing consumers to purchase their products directly through the supplier.
>
> **We will rely on technical innovation.** Our success relies on continued innovation in both materials and design of footwear. Research and development is a key part of our success and growth, and we rely on experts to develop and test our materials and products. We continue to invest in research and development in order to refine our materials to enhance our footwear and to develop new properties for specific applications. We strive to produce footwear that is fun, functional, and podiatrist approved. If we fail to introduce technical innovation in our products,

consumer demand for our products could decline, and if we experience problems with the quality of our products, we may incur substantial expense to remedy the problems.

We rely on our intellectual property and trademarks. We will rely on a combination of trademarks, copyrights, trade secrets, trade dress, and patent protections to establish, protect, and enforce our intellectual property rights in our product designs, brands, materials, and research and development efforts, although no such methods can afford complete protection. We have applied for trademark protection with the U.S. Patent and Trademark Office, but we have not been granted any registrations yet. We previously filed for provisional patents with the USPTO when the design of the product was in the pre-development stage. Now that the product is in the development stage, we are in the process of filing for patent protection with the USPTO. We cannot know whether we will be able to secure patents or trademark protection for our intellectual property in the future or that protection will be adequate for future products. If we are compelled to prosecute infringing parties, defend our intellectual property, or defend ourselves from intellectual property claims made by others, we may face significant expenses and liability which could negatively impact our business or financial condition.

We cannot guarantee our future revenues. The Company cannot guarantee that it will generate revenues which could result in a total loss of your investment if it is unsuccessful in its business plans. There can be no assurance that it will continue to generate revenues or that revenues will be sufficient to maintain its business. As a result, you could lose all of your investment if the Company is not successful in its proposed business plans.

We will need to grow our revenue significantly. Our growth strategy is founded primarily on the development and growth in sales of our footwear. To successfully expand our footwear product line, we must anticipate, understand, and react to the rapidly changing markets. Furthermore, achieving market acceptance for our new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general, and administrative expense, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our selling, general, and administrative expenses could adversely impact our results of operations.

We rely on foreign sources for production and materials. We rely on foreign sourcing for our footwear products through third-party manufacturing facilities. As is common in the industry, we do not have any long-term contracts with our third-party foreign manufacturers. Foreign sourcing is subject to numerous risks, including trade relations, work stoppages, disease outbreaks, transportation delays (including delays at foreign and domestic ports) and costs (including customs duties, quotas, tariffs, anti-dumping duties, safeguard measures, cargo restrictions or other trade restrictions), political instability, foreign currency fluctuations, variable economic conditions, expropriation, nationalization, natural disasters, terrorist acts and military conflict and changes in governmental regulations (including the U.S. Foreign Corrupt Practices Act and climate change legislation). At the same time, potential changes in foreign manufacturing preferences, including, but not limited to the following, pose additional risk and uncertainty:

- Manufacturing capacity may shift from footwear to other industries with manufacturing margins that are perceived to be higher;
- Growth in footwear consumption could lead to a significant decrease in factory space available for the manufacture of footwear to be exported; and
- Some overseas footwear manufacturers continue to face labor shortages as migrant workers seek better wages and working conditions in other industries and locations.

As a result of these risks, there can be no assurance that we will not experience reductions in the available production capacity, increases in our manufacturing costs, late deliveries or terminations of our supplier relationships. If supply issues cause us to be unable to provide products consistent with our standards or manufacture our footwear in a cost and time efficient manner, our customers may cancel orders, refuse to accept deliveries or demand reductions in purchase prices, any of which could have a material adverse effect on our business and results of operations.

Increases in the cost of raw materials, labor and services could adversely affect the Company's results of operations. The Company's ability to competitively price its products depends on the prices of commodities, such as cotton, leather, rubber, petroleum, and other raw materials, used to make and transport its

rubber, petroleum, and other raw materials, used to make and transport its products, as well as the prices of equipment, labor, transportation and shipping, insurance and health care. The cost of commodities, equipment, services and materials is subject to change based on availability and general economic and market conditions that are difficult to predict. Various conditions, such as diseases affecting the availability of leather, may affect the cost of the footwear marketed by the Company. Increases in costs for commodities, equipment, services and materials used in production could have a negative impact on the Company's results of operations and financial position.

Disruption of the Company's information technology systems could adversely affect the Company's business. Our computer network and systems are essential to all aspects of our operations, including design, pricing, production, forecasting, ordering, manufacturing, transportation, sales and distribution. Our ability to manage and maintain our inventory and to deliver products in a timely manner depends on these systems. If any of these systems fails to operate as expected, we experience problems with transitioning to upgraded or replacement systems, a breach in security occurs or a natural disaster interrupts system functions, we may experience delays in product fulfillment and reduced efficiency in our operations or be required to expend significant capital to correct the problem, which may have an adverse effect on our results of operations and financial condition.

A purchase of Units is a long-term investment. An investment in the Company is a long-term commitment, and there is no assurance of any distribution to the investors.

The Units have restrictions on transferability and an investment in the Units may be illiquid. None of the Units have been registered under the Securities Act or any securities laws of any state or other jurisdiction and may not be resold unless they are subsequently registered under the Securities Act and the applicable securities laws of any state or other jurisdiction, or an exemption from registration is available. The Members have no right to require such registration. Each investor will be required to represent that he, she or it is acquiring the Units for investment purposes and not with a view to resale or transfer.
Moreover, there is no public or other market for the Units, nor is such a market likely to develop, or, if one does develop, that it will be sustained. Transfers of the Units will be allowed only in limited circumstances, after confirmation that such a transfer would not violate any applicable securities laws. Additionally, the Operating Agreement prohibits the Members from transferring any Units without the prior consent of the Board and subject to other restrictions contained in the Operating Agreement. Accordingly, an investor may not be able to liquidate the investment. Therefore, investors in this Offering should be able to bear the economic risk of an investment in the Company for an indefinite period of time.

We will be dependent on our Managers. Our Managers have limited experience in the children's footwear industry, which could result in their inability to properly manage Company affairs. The Company's needs could exceed the amount of time or level of experience they may have. The Company will be dependent on key executives, and the loss of the services of the current Managers could severely impact the Company business operations. This could result in the loss of one's entire investment. The management of future growth will require, among other things, continued development of the Company's financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management, research and marketing personnel. In addition, the Company's future success depends in large part on the continued service of its key executives. The Company has not entered into any employment agreements with these individuals. If any of these persons choose not to serve as managers or if they are unable to perform their duties, this could have an adverse effect on Company business operations, financial condition and operating results if it is unable to replace them with other individuals qualified to develop and market its business. We do not carry key man life insurance on any of the Managers and he loss of their services or the failure to hire qualified replacement personnel could result in a loss of revenues, which could result in a reduction of the value of any interests you purchase in this offering as well as the complete loss of your investment. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel.

The Board/Class B Members Control Over Operations. The Class B Members, both as Members and through their representation on the Board of Managers, will exercise significant control over our operations, which means as a Class A Member, you would have no control over most matters, which will be decided at

the Board level, or any matters requiring Member approval that could affect your ability to ever resell any Units you purchase in this Offering. If you are not able to resell any Units that you purchase in this Offering, it may result in the loss of your investment. Accordingly, our Class B Members will continue to have a significant influence in determining the outcome of all corporate transactions, including the appointment of Managers, approval of significant transactions, changes in control of the Company or other matters that could affect your ability to ever resell your interests. Their interests may differ from the interests of the other Members and thus result in decisions that are disadvantageous to other Members.

Our Managers will have limited liability and will be entitled to indemnification. No Manager, Class B Member or officer of the Company (each, a "Covered Person") will be liable to the Company or purchasers of Units for any loss incurred by the Company or any Member for any action or omission by such Manager or officer on behalf of or with respect to the Company except (i) to the extent that it is proved that the Covered Person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the Covered Person is entered in a proceeding based on a finding in the proceeding that the Covered Person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Company's Operating Agreement also provides that to the maximum extent permitted by Maryland law, the Company will indemnify and hold each Covered Person harmless from and against any and all claims, actions, proceedings, losses, liabilities, damages, costs, expenses and demands incurred by or imposed upon such Covered Person (including attorneys' fees), and will advance expenses to or for the benefit of such Covered Person, arising out of, relating to or resulting from any act or omission in connection with the Company, except to the extent that such action or failure to act was the result of willful misconduct or recklessness by the Covered Person. Additionally, the Subscription Agreement to be executed by purchasers of the Units provide for indemnification of the Company and the Managers against any liability or claims arising from any misrepresentations made by the purchasers in such agreement.

As a result of the foregoing provisions, Investors and the Company will have limited recourse against the Managers.

We will require talented employees. The Company's industry requires attracting and retaining talented employees, and the inability to retain such talented employees could result in the loss of your investment. Success in our industry does and will continue to require the acquisition and retention of highly talented and experienced individuals. Due to the growth in the market segment targeted, such individuals and the talent and experience they possess is in high demand. There is no guarantee that we will be able to attract and maintain access to such individuals. If we fail to attract, train, motivate and retain talented personnel, our business, financial condition, and operating results may be materially and adversely impacted, which could result in the loss of your entire investment.

We have limited sales, marketing, and distribution capabilities. We have limited personnel dedicated solely to sales and marketing of our products and therefore we must rely upon third party distributors to market and sell our products. These third parties may not be able to market our product successfully or may not devote the time and resources to marketing our products that we require. We also rely upon third party carriers to distribute and deliver our products. As such, our deliveries are to a certain extent out of our control. If we choose to develop our own sales, marketing or distribution capabilities, we will need to build a marketing and sales force with technical expertise and with supporting distribution capabilities, which will require a substantial amount of management and financial resources that may not be available. If we or a third party are not able to adequately sell and distribute our product, our business will be materially harmed.

Our business is speculative. The speculative nature of our business could result in unpredictable results and a loss of your investment. The children's apparel and footwear industry is extremely competitive and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products, and may not have sufficient capital to successfully complete any of our projects. We may also incur uninsured losses for liabilities which arise in the ordinary course of business in the manufacturing industry, or which are unforeseen, including but not limited to trademark infringement, product liability, and employment liability.

Our success will depend on the acceptance of our proposed business. Growth and development of operations will depend on the acceptance of the Company's proposed business. If the Company's products are not deemed desirable and suitable for purchase for children and it cannot establish a customer base, it may not be able to generate future revenues, which would result in a failure of the business and a loss of any investment one makes in the interests. The acceptance of the Company's products by its customers is critically important to its success. The Company cannot be certain that the products that it will be offering will be appealing and as a result there may not be any demand for these products and its sales could be limited and it may never realize any revenues. In addition, there are no assurances that if it alters or changes the products it offers in the future that the demand for these new products will develop and this could adversely affect our business and any possible revenues.

We may not be able to successfully implement our business strategy. We may not be able to successfully implement our business strategy, which could adversely affect its business, financial condition, results of operations and cash flows. If we cannot successfully implement our business strategy, it could result in the loss of your investment. Successful implementation of our business strategy depends on factors specific to the children's apparel and footwear industries, and the state of the financial industry and numerous other factors that may be beyond its control. Adverse changes in the following factors could undermine our business strategy and have a material adverse effect on its business, its financial condition, and results of operations and cash flow: (i) the competitive environment in the children's apparel and footwear industries that may force us to reduce prices below the optimal pricing level or increase promotional spending; (ii) our ability to anticipate changes in consumer preferences and to meet customers' needs for our products in a timely cost effective manner; and (iii) our its ability to establish, maintain and eventually grow market share in a competitive environment.

We may not be able to retain customers. We may not retain or attract customers if we fail to successfully implement our strategic initiatives. We intend to differentiate ourselves from our competitors to develop our customer base through promotion on social media and other platforms. The success of these and other initiatives will depend on various factors, including the implementation of our strategy, the appeal of our products, our financial condition, our ability to respond to changing consumer preferences and competitive and economic conditions. If we fail to implement successfully some or all of our strategic initiatives, we may be unable to retain or attract customers, which could result in lower sales and a failure to realize the benefit of the expenditures incurred for these initiatives.

We cannot offer assurance of future growth. Our future growth may be limited by both our ability to increase our market share in its selected markets, and by the growth in the overall children's apparel and footwear markets. Our future growth may also be limited by our ability to meet production goals and our ability to obtain sufficient inventory from suppliers.

We may experience a decrease in customer base. The decrease of birth rates in countries where we operate could negatively affect our business. Most of our end-customers are newborns and children and, as a result, our revenues are dependent on the birth rates in countries where we operate. In recent years, many countries have experienced a sharp drop in birth rates as their population ages and education and income levels increase. A continued and significant decline in the number of newborns and children in these countries could have a material adverse effect on our operating results.
If our marketing efforts are not successful, our business, financial condition and results of operations could be harmed.
We intend to create differentiated brand marketing content and utilize performance marketing to drive customers from awareness to consideration to conversion, and promoting awareness of our brand and products is important to our ability to grow our business, drive customer engagement and attract new customers. We intend to benefit from social media, customer referrals and word of mouth to advertise our brand. Social networks are important as a source of new customers and as a means by which to connect with existing customers, and such importance may be increasing. Our social media efforts must be tailored to each particular market. This requires substantial efforts as we enter new markets, as well as ongoing attention and resources. If our marketing efforts and messaging are not appropriately tailored to and accepted by parents, we may fail to attract customers and our brand and reputation may be harmed. In addition, our marketing initiatives may become increasingly expensive as competition

increases, and generating a meaningful return on those initiatives may be difficult. Our future growth and profitability and the success of our brand will depend in part upon the effectiveness and efficiency of these marketing efforts.

We will be reliant on third parties. The Company will require, and rely upon, the services of a variety of third parties, including but not limited to attorneys, accountants, consultants and other agents. Failure by any of these third parties to perform their duties or otherwise satisfy their obligations to the Company could have a material adverse effect upon the Company.

Economic conditions and other factors may impact our success. Worldwide economic conditions continue to be uncertain. Consumer confidence and spending are strongly influenced by general economic conditions and other factors, including fiscal policy, changing tax and regulatory environment, interest rates, inflation, consumer debt levels, the availability of consumer credit, the liquidity of consumers' assets, health care costs, epidemics and pandemics, like the coronavirus, currency exchange rates, taxation, energy costs, real estate values, foreclosure rates, unemployment trends, weather conditions, and the economic consequences of military action or terrorist activities. Negative economic conditions generally decrease disposable income and, consequently, consumer purchases of discretionary items like our products. Negative trends in economic conditions also drive up the cost of our products, which may require us to increase our product prices. These increases in our product costs, and possibly prices, may not be offset by comparable increases in consumer disposable income. As a result, our customers may choose to purchase fewer of our products or purchase the lower-priced products of our competitors, and our business, results of operations, financial condition and cash flows could be adversely affected.

The Company's reputation and competitive position will depend on its third-party manufacturers, distributors, licensees and others complying with applicable laws and ethical standards. Any failure by us or our manufacturers or suppliers to comply with product safety, labor or other laws, provide safe conditions for our or their workers or use or be transparent about ethical business practices may damage our reputation and brand and harm our business.
We are committed to supporting our communities around the globe. Operating with compassion and integrity is core to our values, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. The failure of any of our suppliers or manufacturers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation and brand or result in legal claims against us. We rely on our manufacturers' and suppliers' compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements.
We do not control our suppliers and manufacturers or their business, and they may not comply with our guidelines or applicable law. The products we sell are subject to regulation by the Federal Customer Product Safety Commission, the Federal Trade Commission and similar state and international regulatory authorities. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could adversely affect our results of operations. Moreover, failure of our suppliers or manufacturers to comply with applicable laws and regulations and contractual requirements could lead to litigation against us or cause us to seek other vendors, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.
Ethical business practices are also driven in part by legal developments and by groups active in publicizing and organizing public responses to perceived ethical shortcomings. In addition to evaluating the substance of companies' practices, such groups also often scrutinize companies' transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may attract negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers are consistent with ethical business practices. Such negative publicity could harm our brand image, business, financial condition and results of operations.

Labor disruptions could adversely affect the Company's business. The Company's

business depends on its ability to source and distribute products in a timely and cost-effective manner. Labor disputes at or that affect independent factories where the Company's goods are produced, shipping ports, tanneries, transportation carriers, retail stores or distribution centers create significant risks for the Company's business, particularly if these disputes result in work slowdowns, stoppages, lockouts, strikes or other disruptions. Any such disruption may have an adverse effect on the Company's business by potentially resulting in inventory shortages, delayed or canceled orders by customers and unanticipated inventory accumulation, and may negatively impact the Company's results of operations and financial position.

There are risks relating to our shopping platform. Our business may be adversely affected if we are unable to provide our customers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology. The number of people who access the internet through devices other than personal computers, including smartphones and portable computers, such as laptops and tablets, has increased dramatically in the past few years. The smaller screen size, functionality and memory associated with some alternative devices may make the use of our website and purchasing our products more difficult. The versions of our website and our mobile app developed for such alternative devices may not be compelling to customers. In addition, it is time consuming and costly to keep pace with rapidly changing and continuously evolving technology. As existing mobile devices and platforms evolve and new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in adjusting and developing applications for changed and alternative devices and platforms, and we may need to devote significant resources to the redevelopment, support and maintenance of our website and any future mobile app. The timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure serving website or mobile device users may affect our results of operations. If we are unable to attract customers to our websites through these devices or are slow to develop versions of our website or mobile app that are more compatible with alternative devices, or if our customers choose not to buy products from us on their mobile devices or use mobile products that do not offer access to our websites, we may fail to capture a significant share of customers in the medical apparel market, which could adversely affect our business. In addition, in the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our websites, our customer growth could be harmed and our business, financial condition and results of operations may be adversely affected.

Disruption of the Company's information technology systems could adversely affect the Company's business. The Company's information technology systems are critical to the operations of its business. Any future material interruption, unauthorized access, impairment or loss of data integrity or malfunction of these systems could severely impact the Company's business, including delays in product fulfillment and reduced efficiency in operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems, or with maintenance or adequate support of existing systems, could disrupt or reduce the efficiency of the Company's operations. Disruption to the Company's information technology systems may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, denial-of-service attacks, computer viruses, physical or electronic break-ins, or similar events or disruptions. System redundancy may be ineffective or inadequate, and the Company's disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could prevent access to the Company's online services and preclude store transactions. System failures and disruptions could also impede the manufacturing and shipping of products, transactions processing and financial reporting. Additionally, the Company may be adversely affected if it is unable to improve, upgrade, maintain, and expand its technology systems.

The Company's and its vendors' databases containing personal information and payment card data of the Company's customers, employees and other third parties, could be breached, which could subject the Company to adverse publicity, litigation, fines and expenses. If the Company is unable to comply with bank and payment card industry standards, its operations could be adversely affected. The protection of the Company's customer, associate and Company data is critically important to the Company. The Company relies on its networks, databases, systems and processes, as well as those of third parties such as vendors, to protect its proprietary information and information about its

vendors, to protect its proprietary information and information about its customers, employees and vendors. The Company's customers and associates have a high expectation that the Company will adequately safeguard and protect their sensitive personal information. In addition, the Company's business operations will be conducted electronically, increasing the risk of attack or interception that could cause loss or misuse of data, system failures or disruption of operations. If unauthorized parties gain access to these networks or databases, they may be able to steal, publish, delete or modify the Company's private and sensitive third-party or employee information. Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in a future compromise or breach of the Company's networks, payment card terminals or other payment systems. In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target; accordingly, the Company may be unable to anticipate these techniques or implement adequate preventative measures. Any failure to maintain the security of the Company's customers' sensitive information, or data belonging to it or its suppliers, could put it at a competitive disadvantage, result in deterioration of its customers' confidence in it, and subject it to potential litigation, liability, fines and penalties, resulting in a possible adverse impact on its financial condition and results of operations. The Company's insurance coverage may be insufficient to cover all losses and would not remedy damage to the Company's reputation. In addition, employees may intentionally or inadvertently cause data or security breaches that result in unauthorized release of personal or confidential information. In such circumstances, the Company could be held liable to its customers, other parties or employees, be subject to regulatory or other actions for breaching privacy laws or failing to adequately protect such information or respond to a breach. This could result in costly investigations and litigation, civil or criminal penalties, operational changes and negative publicity that could adversely affect the Company's reputation and its results of operations and financial position.

In addition, as data privacy and marketing laws change, the Company may incur additional costs to ensure it remains in compliance. If applicable data privacy and marketing laws become more restrictive at the federal or state level, the Company's compliance costs may increase, the Company's ability to effectively engage customers via personalized marketing may decrease which could potentially impact growth.

Because the Company will process and transmit payment card information, the Company will be subject to the Payment Card Industry ("PCI") Data Security Standard (the "Standard"), and card brand operating rules ("Card Rules"). The Standard is a comprehensive set of requirements for enhancing payment account data security that was developed by the PCI Security Standards Council to help facilitate the broad adoption of consistent data security measures. The Company will be required by payment card network rules to comply with the Standard, and the Company's failure to do so may result in fines or restrictions on its ability to accept payment cards. Under certain circumstances specified in the payment card network rules, the Company may be required to submit to periodic audits, self-assessments or other assessments of its compliance with the Standard. Such activities may reveal that the Company has failed to comply with the Standard. If an audit, self-assessment or other test determines that the Company needs to take steps to remediate any deficiencies, such remediation efforts may require it to undertake remediation efforts. In addition, even if the Company complies with the Standard, there is no assurance that it will be protected from a security breach. Further, changes in technology and processing procedures may result in changes in the Card Rules. Such changes may require the Company to make significant investments in operating systems and technology that may impact business. Failure to keep up with changes in technology could impact growth opportunities. Failure to comply with the Standard or Card Rules could result in losing certification under the PCI standards and an inability to process payments. In addition, if the Company is unable to comply with bank and PCI security standards, it may be subject to fines, restrictions and expulsion from card acceptance programs, which could adversely affect the Company's consumer-direct operations.

The Company will also be subject to U.S. and international data privacy and cybersecurity laws and regulations, which may impose fines and penalties for noncompliance and may have an adverse effect on the Company's operations. For example, the General Data Protection Regulation ("GDPR"), which applies in all European Union member states introduced new data protection requirements in the European Union and substantial fines for breaches of the data protection rules.

GDPR increases our responsibility and potential liability in relation to personal

GDPR increases our responsibility and potential liability in relation to personal data that we collect, process and transfer, and we have put in place additional mechanisms to ensure compliance with the new data protection rules. Any failure to comply with these rules and related national laws of European Union member states, could lead to government enforcement actions and significant penalties against us, and could adversely affect our business, financial condition, cash flows and results of operations. In addition, the California Consumer Privacy Act ("CCPA"), which became effective January 1, 2020, and limits how we may collect and use personal data. The effects of the CCPA governs the Company's data processing practices and policies.

The disruption, expense and potential liability associated with existing and future litigation against the Company could adversely affect its reputation, financial position or results of operations. The Company may be named as a defendant from time to time in lawsuits and regulatory actions relating to its business. For example, regulatory actions, punitive class actions lawsuits and individual lawsuits could be filed against the Company alleging claims relating to property damage or personal injury claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the ultimate outcome of any such proceedings if they were filed. An unfavorable outcome could have an adverse impact on the Company's business, results of operations and financial position. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are expensive and may require that the Company devote substantial resources and executive time to the defense of such proceedings.

We cannot offer any certainty of distributions. Although it is contemplated that the Company would make annual distributions of any available cash, no assurances can be given that there will be any cash distributions made to investors from the Company, or as to the time at which distributions, if any, will be made. Distributions, if any, shall at all times be subject to the payment of Company expenses and the maintenance of reasonable reserves.

We may have a lack of cash flow to Members to make federal and state income tax payments. Under the terms of the Operating Agreement, taxable income, if any, will be allocated to each of the Members whether or not the Company makes any cash distributions to the Members. Each of the Members may, therefore, have federal and state income tax liabilities without cash distributions from the Company that can be applied to discharge such liabilities. In such a case, the Members will be required to employ their other financial resources to discharge the tax liabilities arising from their investment in the Company.

Members may suffer loss on their investment upon a dissolution and termination of the Company. In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the Members, but only after the satisfaction of claims of creditors. Accordingly, the ability of a Member to recover all or any portion of his investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

An Investor's Units May be Diluted. A Member's Units and rights attendant thereto may be diluted and/or changed upon a subsequent issuance of Units to new Members and/or upon the issuance of additional Units to existing Members. The terms under which any Units in the Company are issued subsequent to the date of this disclosure document may be substantially different than the terms under which each Member received his/her/its Units,
including the consideration payable for such Units, the allocation of profits and losses with respect to such Units and the priority of distributions payable by the Company to new Members.

We may have to use proceeds from this Offering other than as currently anticipated. There is no guarantee all of the funds raised by the sale of Units being offered by the Company will be used as outlined in this disclosure document, which could result in the Company receiving no funds or an amount of funds that will be insufficient to engage in revenue-generating operations. If the Company cannot operate in a way that results in the generation of revenue, it may have to abandon its business plans, which could result in the loss of your investment. The Company has committed to use the proceeds to the Company that are raised in this Offering for the uses set forth in the "Use of Funds" section. However, certain factors beyond its control, such as increases in third party vendor costs, increases in the costs of the approval process for our future products, as well as increases in products that we are required to purchase in order to manufacture our products could result in the Company being forced to

reduce the proceeds allocated for other uses in order to accommodate these unforeseen changes. The only feasible alternatives to these increases would be for the Company to find less expensive vendors, marketers and distributors, and there is no guarantee that less expensive alternatives would exist. The failure of the Company management to use these funds effectively could result in unfavorable returns. This could have a significant adverse effect on its financial condition and could cause the price of its interests to decline. If the funds we receive are insufficient to operate in a way that would result in revenue generation, we could go out of business and you could lose your entire investment.

There are risks related to the tax treatment of an investment. There are numerous material risks associated with the federal and state income tax aspects of an investment in the Company. No attempt is being made in this document to provide a complete list of such risks and no more than the barest cursory discussion (set forth below) of a few of the more important of such risks is provided. Prospective investors should recognize that the present federal and state income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at any time and that any such action may adversely affect investments and commitments previously made. Some of the more important material income tax risks of an investment in the Company are:

- The Company may take positions with respect to certain tax issues that depend on legal conclusions not yet addressed by the courts. Should any such positions be successfully challenged by the IRS, a Member might be found to have a different tax liability for that year than that reported on any United States federal income tax return he, she or it was required to file.
- The Company's income and gain for each taxable year will be allocated to a member, and includible in, a Member's taxable income, whether or not cash or other property is actually distributed. Furthermore, the Company may not make current distributions. Accordingly, each Member should have alternative sources from which to pay its U.S. federal, state and local income tax liability.
- The Company may not be able to provide final Schedules K-1 for any given calendar year until significantly after April 15 of the following year, although the Company will attempt to provide them as soon as practicable. Members should be prepared to obtain extensions of the filing date for their income tax returns at the U.S. federal, state and local level.
- In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in the Units. In particular, on December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (the "TCJA") into law. The TCJA includes sweeping changes to U.S. tax laws and represents the most significant changes to the Code since 1986. Additional changes to the tax laws have been made and are likely to continue to occur, and the Company cannot assure Members that any such changes will not adversely affect their taxation, the investment in the Units or the market value or the resale potential of the Company's properties. Members are urged to consult with their own tax advisor with respect to the impact of recent legislation, including the TCJA, or proposed legislation, on their investment in the Units and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in the Units.
- Additional changes in the tax laws may result in uncertain tax consequences for some Members, depending upon their particular situations. Further, the tax consequences of an investment in the Company will not necessarily be the same for each Member due to the varying circumstances of each Member.

Sameel Osuri, Dr. Jay LeBow and David Hirshfeld are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the

Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 58.5% Marketing 35% New Product Development and production 6.5% Wefunder Fee

---

If we raise: **$1,234,994**

Use of Proceeds: 58.5% Marketing 35% New Product Development and production 6.5% Wefunder FeeRaising our maximum target allows us to manufacture and ship products much faster and also vastly increase our paid marketing spend.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV. No Investor in this Offering will acquire any direct ownership interest in the Company.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $6,300,000.30 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

JMD Innovations, LLC is offering up to 22,721 Class A Units, at a price per unit of $57.27273 through the SPV.

Investors in the first $255,000.03 of the offering will receive units at a price per unit of $45.45455, and a pre-money valuation of $5,000,000.50

The campaign maximum is $1,234,993.71 and the campaign minimum is $50,000.01.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder

the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The attached subscription agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A	10,000	10,000	Yes
Class B	90,000	90,000	Yes
Class C	10,000	2,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class B Units are entitled vote, Class A Units have limited voting rights. There are no differences in liquidation preferences between Class A, B, and C Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish

the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our Class A Units that take into account factors such as the following:

1. unrelated third party valuations of our Class A Units;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our Class A Units;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our Class A Units;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment,

inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's indirect investment in the Company through the SPV, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its indirect investment in the Company through the SPV in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's indirect investment in the Company through the SPV, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its indirect investment in the Company through the SPV in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's indirect investment in the Company through the SPV will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial indirect investment in the Company through the SPV. Additionally, in the event the Board and the Class B Members approve a change in control of the Company, the Class A Members are subject to a drag-along right and must vote in favor of the transaction, and ca be forced to sell their Units.

<u>Transactions with related parties.</u> The Investor should be aware that there will be

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	M&T Bank
Issue date	06/27/23
Amount	$120,000.00
Outstanding principal plus interest	$115,253.50 as of 09/27/23
Interest rate	9.22% per annum
Maturity date	06/28/28
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2023	Regulation D, Rule 506(b)	Class A Unit	$500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	David Hirshfeld
Amount Invested	$7,500.00
Transaction type	Loan
Issue date	02/01/22
Outstanding principal plus interest	$0.00 as of 10/21/23
Interest rate	0.0% per annum
Relationship	Director and Officer

Name	Steve Bond

Amount Invested	$50,000.00
Transaction type	Loan
Issue date	05/30/23
Outstanding principal plus interest	$0.00 as of 08/17/23
Relationship	Investor in previous round

Holabird Sports is owned and operated by David Hirshfeld, a Manager and Officer.

Holabird Sports handles fulfillment of orders and customer service and was paid approximately $60,000 in 2022.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

JMD Innovation, LLC/DBA: jbrds ("the Company") is a Baltimore-based footwear startup for infants, toddlers, and kids. The business is currently a Direct-to-consumer business operating on Shopify, though we have ambitions to open up wholesalers and international distributors. Our mission is to start kids off on the right with footwear that helps them stand, balance, and walk. Our vision is to make walk, run, and play shoes for kids ages cradle to eight.
Milestones

JMD Innovations, LLC was organized in the State of Maryland in March 2018.

Since then, we have:

- The active lifestyle brand from cradle to 8 years old

- 22.5 million potential consumers added to the TAM every year
- Nearly 300 years of combined footwear expertise
- Earned the top of #1 New Release in both Baby Boy's Sneakers and Baby Girl's Sneakers on Amazon

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $54,053 compared to the year ended December 31, 2021, when the Company had revenues of $0. Our gross margin was 43.49% in fiscal year 2022.
- *Assets*. As of December 31, 2022, the Company had total assets of $98,342, including $41,829 in cash. As of December 31, 2021, the Company had $59,051 in total assets, including $58,048 in cash.
- *Net Loss*. The Company has had net losses of $283,459 and net losses of $74,347 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $116,445 for the fiscal year ended December 31, 2022 and $93,695 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $177,500 in debt and $500,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

JMD Innovations, LLC cash in hand is $66,165.85, as of October 2023. Over the last three months, revenues have averaged $7,391/month, cost of goods sold has averaged $7,895/month, and operational expenses have averaged $9,676/month, for an average burn rate of $10,180 per month. Our intent is to be profitable in 36 months.
Since the date of our financials, we fully subscribed a private offering of $500,000. Our first full year (July '22 to July '23) saw $182,854 in gross sales on 2,749 orders, comprised of 3,426 units.
We are estimating $100,000 to $200,000 in revenue and $35,000 to $75,000 in expenses in the next 3 to 6 months contingent upon inventory.
We are not yet profitable. $2.5M to $3M will be necessary to reach profitability.
Outside of Wefunder, we can resort to bank loans, lines of credit, and/or a non-obligatory capital call should we need to cover short-term burn.
All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, F. Mike Gugat, certify that:

(1) the financial statements of JMD Innovations, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of JMD Innovations, LLC included in this Form reflects accurately the information reported on the tax return for JMD Innovations, LLC filed for the most recently completed fiscal year.

F. Mike Gugat

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors'

behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role subject to applicable securities laws applicable to investment advisers.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://jbrds.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird JMD Innovations Subscription Agreement
SPV Subscription Agreement
JMD Innovations Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Hirshfeld
Dr. Jay LeBow
F. Mike Gugat
Sameel Osuri

Appendix E: Supporting Documents

ttw_communications_136198_181915.pdf
JMD_Innovations_LLC_Executed_2nd_Amended_and_Restated_Operating_Agreement__4_.PDF
Wefunder_SPV_LLC_-_LLC_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird JMD Innovations Subscription Agreement

SPV Subscription Agreement

JMD Innovations Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Hirshfeld

Dr. Jay LeBow

F. Mike Gugat

Sameel Osuri

Appendix E: Supporting Documents

ttw_communications_136198_181915.pdf
JMD_Innovations_LLC_Executed_2nd_Amended_and_Restated_Operating_Agreement__4_.PDF
Wefunder_SPV_LLC_-_LLC_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

JMD Innovations, LLC

By

Mike Gugat

Chief Executive Officer and Head of Marketing

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Dr Jay LeBow

Chief Innovation Officer and Head of Product
10/30/2023

Sameel Osuri

Partner
10/30/2023

David Jay Hirshfeld

COO
10/30/2023

Mike Gugat

Chief Executive Officer and Head of Marketing
10/30/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.